SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)

                             Marvel Enterprises,Inc.
                             (formerly Toy Biz, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   57383M 10 8
                                   -----------
                                 (CUSIP Number)


                                 Alan S. Cooper
                             Dickstein Partners Inc.
                         660 Madison Avenue, 16th Floor
                            New York, New York 10021
                                 (212) 754-4000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 October 1, 1998
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box: |_|


                               Page 1 of 67 pages

                        Exhibit Index appears on page 6

         This Statement amends the Schedule 13D, dated October 13, 1998 (the "Schedule 13D") filed by Dickstein & Co., L.P., Dickstein Focus Fund L.P., Dickstein International Limited, Dickstein Partners, L.P., Dickstein Partners Inc., Elyssa Dickstein, Jeffrey Schwarz, and Alan Cooper as trustees U/T/A/D 12/27/88, Mark Dickstein, Grantor, Mark and Elyssa Dickstein, as trustees of the Mark and Elyssa Dickstein Foundation, Mark Dickstein and Elyssa Dickstein with respect to the Common Stock, $.01 par value, of Marvel Enterprises, Inc. (formerly Toy Biz, Inc.) Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         This Amendment file the forms of the Stockholders' Agreement and Registration Rights Agreement which have now been finalized. See Items 4,5 and 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as
               amended     (Previously Filed)

Exhibit 2      Stockholders' Agreement

Exhibit 3      Registration Rights Agreement

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  October 22, 1998


                               DICKSTEIN & CO., L.P.

                               By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                               By:      /s/ Alan S. Cooper
                                        -----------------------------
                                        Name:  Alan S. Cooper


                               DICKSTEIN FOCUS FUND L.P.

                               By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein Focus
                                        Fund L.P.

                               By:      /s/ Alan S. Cooper
                                        -----------------------------
                                        Name:  Alan S. Cooper

                           DICKSTEIN INTERNATIONAL LIMITED

                           By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                           By:     /s/ Alan S. Cooper
                                   -----------------------------
                                   Name:  Alan S. Cooper


                           DICKSTEIN PARTNERS, L.P.

                           By: Alan S. Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                           By:     /s/ Alan S. Cooper
                                   -----------------------------
                                   Name:  Alan S. Cooper


                           DICKSTEIN PARTNERS INC.

                           By:      Alan S. Cooper, as Vice President

                           By:     /s/ Alan S. Cooper
                                   -----------------------------
                                   Name:  Alan S. Cooper


                           MARK DICKSTEIN

                           By:     /s/ Mark Dickstein
                                   -----------------------------
                                   Name:  Mark Dickstein


                           ELYSSA DICKSTEIN

                           By:     /s/ Elyssa Dickstein
                                   -----------------------------
                                   Name:  Elyssa Dickstein

                           DICKSTEIN TRUST
                           Elyssa Dickstein, Jeffrey Schwarz, and
                           Alan S. Cooper as Trustees
                           U/T/A/D 12/27/88,
                           Mark Dickstein, Grantor

                           By      /s/ Alan S. Cooper
                                   -----------------------------
                                   Name:  Alan S. Cooper

                           DICKSTEIN FOUNDATION
                           Mark Dickstein and Elyssa Dickstein,
                           as Trustees

                           By      /s/ Mark Dickstein
                                   -----------------------------
                                   Name:  Mark Dickstein

                                 EXHIBIT INDEX


EXHIBIT       DESCRIPTION                                               PAGE

1             Agreement of joint filing pursuant to Rule             (Previously
              13d-1(k)(1) promulgated under the Securities            Filed)
              Exchange Act of 1934, as amended

2             Stockholders' Agreement                                    7

3             Registration Rights Agreement                             45